                                                              Eshibit 99.3

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Teleport Communications Group Inc.:

We have audited the accompanying consolidated balance sheet of Teleport Communications Group Inc. and its subsidiaries ("TCG") as of December 31, 1996 and the related consolidated statements of operations, changes in stockholders' equity and partners' capital (deficit), and cash flows for the year then ended and the combined balance sheet of Teleport Communications Group Inc. and its subsidiaries and TCG Partners (collectively, "TCGP"), which were under common ownership and management, as of December 31, 1995 and the related combined statements of operations, changes in stockholders' equity and partners' capital (deficit), and cash flows for the years ended December 31, 1995 and 1994. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the consolidated (combined) financial position of TCG and TCGP at December 31, 1996 and 1995, respectively, and the results of their operations and their cash flows for the three years ended December 31, 1996, 1995 and 1994 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
NEW YORK, NEW YORK

FEBRUARY 21, 1997 (FEBRUARY 28, 1997 AND MARCH 1, 1997 AS TO NOTE 3)

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES
                                BALANCE SHEETS
                          DECEMBER 31, 1996 AND 1995
                                (IN THOUSANDS)


ASSETS                                    CONSOLIDATED    COMBINED
------
                                              1996          1995
                                              ----          ----
Current assets:
 Cash and cash equivalents                  $  277,540   $  11,862
                                            ----------   ---------
 Marketable securities                         440,806           -
                                            ----------   ---------
 Accounts receivable:
   Trade - net of allowance for
    doubtful accounts
       ($5,989 in 1996 and $1,161 in  1995)     46,325      26,196

   Related parties                               4,191       4,640
   Miscellaneous - net of allowance for
    doubtful accounts
       ($1,406 in 1996 and $543 in 1995)         6,795       2,037
                                            ----------   ---------
        Accounts receivable - net               57,311      32,873
                                            ----------   ---------
   Prepaid expenses                              9,531       4,939
                                            ----------   ---------
   Other current assets                          2,373         532
                                            ----------   ---------
        Total current assets                   787,561      50,206
                                            ----------   ---------

Fixed assets - at cost:
   Communications network                    1,211,922     492,858
   Other                                        92,307      52,795
                                            ----------   ---------
                                             1,304,229     545,653
   Less accumulated depreciation and
    amortization                              (236,967)   (113,202)
                                            ----------   ---------
       Fixed assets - net                    1,067,262     432,451
                                            ----------   ---------

Investments in and advances to
 unconsolidated affiliates                     126,561      99,299
                                            ----------   ---------

Goodwill - net of accumulated
 amortization
   ($3,789 in 1996 and $1,716 in 1995)          57,764      27,008
                                            ----------   ---------
Other assets                                    10,949       5,829
                                            ----------   ---------
   Total assets                             $2,050,097   $ 614,793
                                            ==========   =========

   The accompanying notes are an integral part of these financial statements.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES
                           BALANCE SHEETS - CONTINUED
                           DECEMBER 31, 1996 AND 1995
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

LIABILITIES AND STOCKHOLDERS' EQUITY AND PARTNERS' DEFICIT
----------------------------------------------------------



                                          CONSOLIDATED         COMBINED
                                              1996               1995
                                              ----               ----
Current liabilities:
 Accounts payable and accrued
  liabilities ($1,079 in 1996
   and $295 in 1995 with
   related parties)                         $  215,808         $ 92,104

 Current portion of capital lease
  obligations ($21,139 in 1996
  and $3,338 in 1995 with
  related parties)                              24,063            4,354
 Other current liabilities                       2,365              831
                                            ----------         --------
   Total current liabilities                   242,236           97,289

Capital lease obligations
  ($28,716 in 1996 and $10,017 in 1995
   with related parties)                        34,489           11,964
Subordinated debt to parents                         -          269,000
Long-term bank debt                                  -           87,500
Senior Notes                                   300,000                -
Senior Discount Notes                          659,567                -
Unamortized notes costs                        (25,761)               -
TCI note-subordinated (including
 accrued interest of $1,007)                    27,007                -
Minority interest                                    -            4,409
Other liabilities                               15,689           19,283
                                            ----------         --------
      Total liabilities                      1,253,227          489,445
                                            ----------         --------

  Commitments and contingencies

Stockholders' equity and partners'
 deficit:
 Common Stock, Class A $.01 par value:
 450,000,000 shares authorized, 28,668,400
 shares issued and outstanding at December
 31, 1996; and Common Stock, $1.00 par
 value: 3,000 shares authorized, 1,667
 shares issued and outstanding at
 December 31, 1995                                 287                2

 Common Stock, Class B $.01 par value:
  300,000,000 shares authorized, 139,250,370
  shares issued and outstanding at December
  31, 1996; and no shares issued and
  outstanding at December 31, 1995               1,393                -

 Additional paid-in capital                  1,197,252          195,388
 Unrealized loss on marketable
  securities                                       (25)               -
 Accumulated deficit                          (281,012)         (65,648)
 Partners' deficit                                   -           (4,394)
                                            ----------         --------

 Less cost of Class B Common Stock held
  in treasury, 7,975,738 shares at
  December 31, 1996                           917,895           125,348
                                            ----------         --------
                                             (121,025)                -
                                            ----------         --------
   Total stockholders' equity and
    partners' deficit                          796,870          125,348

Total liabilities and stockholders'         ----------         --------
 equity and partners' deficit               $2,050,097         $614,793
                                            ==========         ========

  The accompanying notes are an integral part of these financial statements.

               TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES
                            STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                          CONSOLIDATED     COMBINED      COMBINED
                                              1996           1995          1994
                                              ----           ----          ----
Revenues:
  Telecommunications services             $    244,864   $   134,652   $    99,983
  Management and royalty fees from
   affiliates                                   22,805        31,517        20,691
                                          ------------   -----------   -----------

        Total revenues                         267,669       166,169       120,674
                                          ------------   -----------   -----------

Expenses:
  Operating                                    157,591        93,118        76,572
  Selling, general and administrative           85,025        50,475        39,989
  Depreciation and amortization                 78,416        37,837        19,933
                                          ------------   -----------   -----------

        Total expenses                         321,032       181,430       136,494
                                          ------------   -----------   -----------

Operating loss                                 (53,363)      (15,261)      (15,820)
                                          ------------   -----------   -----------

Interest:

    Interest income                             30,219         4,067         1,711
    Interest expense  ($14,997 in 1996,
     $18,763 in 1995 and $4,998 in 1994
      with related parties)                    (73,633)      (23,331)       (5,079)
                                          ------------   -----------   -----------

    Total interest                             (43,414)      (19,264)       (3,368)
                                          ------------   -----------   -----------

Loss before minority interest, equity
 in losses of unconsolidated affiliates
 and income tax provision                      (96,777)      (34,525)      (19,188)

Minority interest                                3,520           663         1,395

Equity in losses of unconsolidated
 affiliates                                    (19,400)      (19,541)      (11,763)
                                          ------------   -----------   -----------

Loss before income tax provision              (112,657)      (53,403)      (29,556)

Income tax provision                            (2,193)         (401)         (433)
                                          ------------   -----------   -----------

Net loss                                  $   (114,850)  $   (53,804)  $   (29,989)
                                          ============   ===========   ===========

Loss per share                                  $(1.00)       $(0.77)       $(0.43)
                                          ============   ===========   ===========

Weighted average number of shares
 outstanding                               114,443,695    70,000,140    70,000,140
                                          ============   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES
                     STATEMENTS OF CHANGES IN STOCKHOLDERS'
                     EQUITY AND PARTNERS' CAPITAL (DEFICIT)
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                     (IN THOUSANDS, EXCEPT  SHARE AMOUNTS)

                                                                                                                   TOTAL
                                                                                                                STOCKHORLDERS'
                                                                UNREALIZED                                       EQUITY AND
                                          CLASS B   ADDITIONAL   LOSS ON                 PARTNERS'                PARTNERS'
                              COMMON       COMMON    PAID-IN    MARKETABLE   ACCUMULATED  CAPITAL     TREASURY     CAPITAL
                              STOCK        STOCK     CAPITAL    SECURITIES     DEFICIT   (DEFICIT)     STOCK      (DEFICIT)
                              ------       -----     -------    ----------     -------    -------      -----       -------
Combined balance at
 January 1, 1994              $    2    $     -     $  195,388   $    -     $ (10,880)    $ 24,631   $       -    $ 209,141


Net loss                           -          -              -        -       (22,381)      (7,608)          -      (29,989)
                              ------    -------     ----------   ------     ---------     --------   ---------    ---------

Combined balance at
 December 31, 1994                 2          -        195,388        -       (33,261)      17,023           -      179,152


Net loss                           -          -              -        -       (32,387)     (21,417)          -      (53,804)
                              ------    -------     ----------   ------     ---------     --------   ---------    ---------

Combined balance at
 December 31, 1995                 2          -        195,388        -       (65,648)      (4,394)          -      125,348


Issuance of 27,025,000
 shares of Class A Common
 Stock, net of issuance
 costs of $24.8 million          270          -        407,374        -             -            -           -      407,644


Conversion of and 42,000
 to 1 stock split of $1.00
 par value Common Stock to
 139,250,370 shares of
 Class B Common Stock as
 part of the Reorganization       (2)     1,393        307,828        -      (100,514)       4,394           -      213,099


Purchase of 7,975,738
 shares of Class B Common
 Stock from Continental
 Cablevision, Inc.                 -          -              -        -             -            -    (121,025)    (121,025)


Conversion of subordinated
 debt to parents plus
 accrued interest of
 $20.6 million to equity           -          -        263,602        -             -            -           -      263,602


Issuance of 1,587,791
 shares of Class A
 Common Stock to purchase
 the minority interests
 in two Local Market
 Partnerships                     16          -         22,673        -             -            -           -       22,689


Issuance of 55,609 shares
 of Class A Common Stock
 upon exercise of options          1          -            387        -             -            -           -          388


Unrealized loss on
 marketable securities             -          -              -      (25)            -            -           -          (25)


Net loss                           -          -              -        -      (114,850)           -           -     (114,850)
                              ------    -------     ----------   ------     ---------     --------   ---------    ---------

Consolidated balance at
 December 31, 1996            $  287    $ 1,393     $1,197,252   $  (25)    $(281,012)    $      -   $(121,025)   $ 796,870
                              ======    =======     ==========   ======     =========     ========   =========    =========

   The accompanying notes are an integral part of these financial statements.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES
                            STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                (IN THOUSANDS)

                                                                      CONSOLIDATED   COMBINED   COMBINED
                                                                          1996         1995       1994
                                                                       ----------   ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                                              $ (114,850)  $ (53,804)  $ (29,989)
 Adjustments to reconcile net loss to
  net cash provided by operating activities, net of effects of the Reorganization and acquisitions:
   Depreciation and amortization                                           78,416      37,837      19,933
   Amortization of notes costs                                              1,350           -           -
   Equity in losses of unconsolidated affiliates                           19,400      19,541      11,763
   Amortization of deferred credits                                        (2,965)     (2,228)     (1,886)
   Provision for losses on accounts receivable                              3,442         877         768
   Accretion of discount on Senior Discount Notes                          34,567           -           -
   Minority interest                                                       (3,520)      ( 663)     (1,395)
 (Increase) decrease in operating assets and increase
  in operating liabilities:
   Accounts receivable                                                    (18,386)    (12,771)     (8,958)
   Other assets                                                            (3,596)     (3,108)        592
   Accounts payable and accrued liabilities                                97,230      45,832      94,472
   Deferred credits                                                         2,530       4,628       2,453
                                                                       ----------   ---------   ---------
    Net cash provided by operating activities                              93,618      36,141      87,753
                                                                       ----------   ---------   ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures                                                    (294,078)   (139,656)   (138,892)
 Due from related parties                                                 (23,042)     (6,707)    (69,007)
 Purchase of minority interest in Teleport Communications Boston                -           -     (36,975)
 Purchases of marketable securities, net of sales and maturities         (440,831)          -           -
 Purchase of a Local Market Partnership interest                          (11,618)          -           -
 Capital contributions to Local Market Partnerships prior to
  Reorganization                                                          (16,435)          -           -
 Investments in and advances to unconsolidated affiliates                (127,509)    (65,004)    (42,342)
 Repayment of advances to unconsolidated affiliate                              -       3,400           -
 Reimbursement of funds advanced to unconsolidated affiliates                   -           -      22,190
                                                                       ----------   ---------   ---------
    Net cash used for investing activities                               (913,513)   (207,967)   (265,026)
                                                                       ----------   ---------   ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of long-term debt                                 162,500     159,000     172,500
 Payments on bank revolving credit facility                              (250,000)          -           -
 Proceeds from Senior Notes                                               300,000           -           -
 Proceeds from Senior Discount Notes                                      625,000           -           -
 Costs associated with the Offerings                                      (51,867)          -           -
 Proceeds from the issuance of Class A Common Stock                       432,400           -           -
 Proceeds from the exercise of employee stock options                         388           -           -
 Purchase of treasury stock                                              (121,025)          -           -
 Capital contributions from minority partners                                   -       2,168       6,058
 Principal payments on capital leases                                     (11,823)     (3,480)       (459)
 Repayments of short-term debt                                                  -           -      (6,542)
                                                                       ----------   ---------   ---------
   Net cash provided by financing activities                            1,085,573     157,688     171,557
                                                                       ----------   ---------   ---------

NET INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS                                                          265,678     (14,138)     (5,716)

CASH AND CASH EQUIVALENTS, JANUARY 1                                       11,862      26,000      31,716
                                                                       ----------   ---------   ---------
CASH AND CASH EQUIVALENTS, DECEMBER 31                                 $  277,540   $  11,862   $  26,000
                                                                       ==========   =========   =========

   The accompanying notes are an integral part of these financial statements

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

1.  ORGANIZATION AND OPERATIONS

      Teleport Communications Group Inc. ("TCG" or the "Company"), the first and largest competitive local exchange carrier ("CLEC") in the United States, offers a wide range of telecommunications services in major metropolitan markets nationwide. TCG competes with incumbent local exchange carriers ("ILECs") as "The Other Local Phone Company"(R) by providing high quality, integrated telecommunications services, primarily over fiber optic digital networks, to meet the voice, data and video transmission needs of its customers. TCG's customers are principally telecommunications-intensive businesses, hospitals and educational institutions, governmental agencies, long distance carriers and resellers, Internet service providers, disaster recovery service providers and wireless communications companies. TCG offers these customers technologically advanced telecommunications services, as well as superior customer service, flexible pricing and vendor and route diversity.

      TCG, incorporated in March 1983, and TCG Partners, formed in December 1992, were each owned 30.05994% by wholly-owned subsidiaries of Cox Communications, Inc. ("Cox"), 29.93994% by wholly-owned subsidiaries of Tele-Communications, Inc. ("TCI"), 20.00006% by wholly-owned subsidiaries of Comcast Corporation ("Comcast"), and 20.00006% by wholly-owned subsidiaries of Continental Cablevision, Inc. ("Continental") (collectively the "Cable Stockholders") until June 27, 1996.

      In connection with the public offerings of Class A Common Stock, Senior Notes and Senior Discount Notes on June 27, 1996, TCG and its owners entered into a Reorganization Agreement dated as of April 18, 1996 (the "Reorganization Agreement"), pursuant to which TCG Partners and certain of the Company's unconsolidated affiliates became wholly-owned subsidiaries of TCG, and TCG acquired the minority interests of the owners of the remaining unconsolidated affiliates.

    REORGANIZATION AND OFFERINGS

    OFFERINGS

      On June 27, 1996, the Company issued 27,025,000 shares of Class A Common Stock which resulted in gross proceeds of approximately $432.4 million (the "Stock Offering"), and $300 million of Senior Notes and $1,073 million of Senior Discount Notes ("the Notes Offerings" and, collectively, with the Stock Offering, the "Offerings") as part of an initial public offering. The Offerings of the Senior Notes and the Senior Discount Notes resulted in aggregate gross proceeds of approximately $925 million. The gross proceeds of the Offerings (approximately $1.3 billion) were received by TCG on July 2, 1996. TCG also recognized a liability of approximately $46.8 million which was paid to the Underwriters on July 2, 1996. In July 1996, the Company utilized a portion of the net proceeds of the Offerings to (i) repay $250 million of bank indebtedness plus accrued interest and (ii) purchase 7,975,738 shares of Class B Common Stock owned by Continental for $16.00 per share, less related expenses, for a net cost of $121 million. In addition, a portion of the proceeds was used to loan approximately $115 million to its affiliate Comcast CAP of Philadelphia, Inc., ("Comcast CAP"), as part of the first step in TCG's acquisition of Eastern TeleLogic Corporation. The remaining funds will be used to expand and develop existing and new networks, to make acquisitions and for general corporate and working capital purposes.

    REORGANIZATION

              Prior to the Offerings, the Company was owned by subsidiaries of the Cable Stockholders. The business was operated through TCG, and beginning in 1992, TCG Partners, which is a New York general partnership owned prior to the Reorganization by the Cable Stockholders in the same percentages as TCG. TCG Partners was

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 - CONTINUED

    formed to invest, with TCG, the Cable Stockholders and other cable operators, in 14 partnerships (the "Local Market Partnerships") to develop and operate local telecommunications networks. The Local Market Partnerships were owned by TCG, and/or TCG Partners, certain of the Cable Stockholders which had cable operations in the particular markets addressed by the Local Market Partnerships, and, in some cases, other cable operators in such markets. To simplify this complex ownership structure, the Company and the Cable Stockholders agreed to consolidate the ownership of TCG Partners and of the Local Market Partnerships as wholly-owned subsidiaries of TCG. As part of this process, certain of the other cable operators agreed to sell their interests in the Local Market Partnerships to TCG directly or through a Cable Stockholder.

      Reorganization Transactions Consummated Prior to or in Connection with the Offerings

      On May 13, 1996, in connection with the Reorganization, TCG purchased the partnership interest of Hyperion Telecommunications, Inc. of Florida in TCG South Florida for $11,618,000.

      In consideration of the transfer by each of the Cable Stockholders of its respective interests in TCG Partners and the Local Market Partnerships and the contribution to TCG of $269 million of indebtedness plus accrued interest from the Cable Stockholders (except that TCI retained $26 million subordinated note of TCG), the Company issued, immediately prior to the Offerings, 69,250,230 additional shares of Class B Common Stock to the Cable Stockholders.

      Pursuant to the Reorganization, TCG Partners and the Local Market Partnerships became wholly-owned subsidiaries of TCG.

      Reorganization Transactions After the Offering

      On July 2, 1996, TCG issued 576,263 shares of Class A Common Stock to the unaffiliated minority partners of TCG Detroit in consideration for the transfer to TCG of the remaining partnership interests in TCG Detroit.

      In addition, on December 26, 1996, TCI was issued (i) 638,862 shares of Class A Common Stock in consideration for the transfer on such date to TCG of the partnership interest which TCI had acquired from MicroNet, Inc. in TCG San Francisco and (ii) 372,666 shares of Class A Common Stock in consideration for the transfer on such date to TCG of the partnership interest which TCI had acquired from Intermedia Partners in TCG San Francisco. As a result, as of December 26, 1996, all of the Local Market Partnerships had become wholly-owned subsidiaries of TCG.

      As of December 31, 1996, TCI, Cox, Comcast and Continental owned 37.2%, 29.8%, 19.5% and 13.6%, respectively, of the Company's Class B Common Stock, representing 36.4%, 29.1%, 19.1% and 13.3%, respectively, of the combined voting power of the Company's Common Stock. TCG is owned 31.1%, 24.4%, 16.1%, 11.1% and 17.3% by TCI, Cox, Comcast, Continental and public shareholders, respectively.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 - CONTINUED


      Unaudited pro forma financial information for the years ended December 31, 1996 and 1995, as if the Reorganization had occurred at the beginning of each of the respective years, is as follows:

                                                   (In thousands, except share amounts)
                                                        1996               1995
                                                        ----               ----

Revenues                                            $    283,383       $    184,852
                                                    ------------       ------------



Expenses:

     Operating                                           172,374            112,575

     Selling, general and  administrative                 98,436             71,688

     Depreciation and amortization                        96,260             62,797
                                                    ------------       ------------

             Total expenses                              367,070            247,060
                                                    ------------       ------------



Operating loss                                           (83,687)           (62,208)



Interest:

     Interest income                                      29,163              4,824

     Interest expense                                    (66,946)           (11,661)
                                                    ------------       ------------

             Total interest                              (37,783)            (6,837)
                                                    ------------       ------------



Loss before minority interest, equity in
     losses of unconsolidated affiliates
     and income tax provision                           (121,470)           (69,045)

Minority interest                                          4,713              3,198

Equity in losses of unconsolidated affiliates             (7,650)            (1,368)
                                                    ------------       ------------

Loss before provision for income taxes                  (124,407)           (67,215)

Income tax provision                                      (2,193)              (404)
                                                    ------------       ------------



Net loss                                            $   (126,600)      $    (67,619)
                                                    ============       ============

Loss per share                                      $      (0.86)      $      (0.51)
                                                    ============       ============

Weighted average number of shares
     outstanding                                     146,423,705        132,911,232
                                                    ============       ============

     Pro forma adjustments include the reversal of TCG's equity in the losses of 13 Local Market Partnerships for 1996 and 1995, as well as amortization of the goodwill which was recorded upon closing of the transactions and the reduction of interest expense from the conversion of subordinated debt to parents to equity. The pro forma financial information presented above is not necessarily indicative of the operating results which would have been achieved had the transactions occurred at the beginning of the periods presented or of the results to be achieved in the future.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 - CONTINUED


2.  SIGNIFICANT ACCOUNTING POLICIES

      Basis of Presentation - The 1996 consolidated balance sheet includes the accounts of TCG and all wholly-owned subsidiaries. The 1996 consolidated statements of operations and of cash flows include equity in losses of unconsolidated affiliates for all the Local Market Partnerships through June 30, 1996 except for TCG St. Louis which was consolidated for the year. As of July 1, 1996, the statements of operations and of cash flows consolidate the operations of the former Local Market Partnerships. As of December 31, 1995 and for the years ended December 31, 1995 and 1994, the balance sheet and statements of operations and of cash flows include the combined accounts of TCG and TCG Partners. Minority interest represents another partner's equity in TCG St. Louis at December 31, 1995. Investments in which TCG holds less than a 50 percent interest are accounted for under the equity method. All material intercompany transactions and balances have been eliminated in the financial statements presented.

      Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

      Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Cash Equivalents - Cash equivalents consist principally of fixed income securities, U.S. Treasury bills, commercial paper, floating rate notes and certificates of deposit with a maturity date of three months or less when purchased.

      Marketable Securities - Marketable securities consist principally of fixed income securities, U.S. Treasury bills, commercial paper, floating rate notes and certificates of deposit with a maturity date greater than three months when purchased and are stated at market value. Market value is determined by the most recently traded price of the security at the balance sheet date.
   TCG invests primarily in high-grade marketable securities. All marketable securities are classified as available for sale securities under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and unrealized holding gains and losses are reflected as part of stockholders' equity. Net realized gains and losses are determined on the specific identification cost method.

      Financial Instruments - Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and accounts receivable. The Company places its temporary cash and cash equivalents and marketable securities with high-quality institutions and, by policy, limits the amount of credit exposure to any one institution. Concentrations of credit risk with respect to accounts receivable are limited due to the dispersion of TCG's customer base among different industries and geographic areas in the United States, by credit granting policies adopted by TCG and by remedies provided by terms of contracts, tariffs and statutes.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 - CONTINUED


      Fair Value of Financial Instruments - The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

      Goodwill - Goodwill represents the excess purchase price paid over the net assets associated with the purchase of the remaining partnership interests in Teleport Communications (New York), Teleport Communications Boston ("TCB"), TCG Florida, TCG Detroit and TCG San Francisco, as well as goodwill recorded in the financial statements of TCG Pittsburgh, which is included in the consolidated financial statements of TCG after the Reorganization. Goodwill is amortized on a straight line basis over 40, 20 or 15 years for all entities. The goodwill amortization recorded in 1996, 1995 and 1994 was $2,150,000, $1,437,000 and $207,000, respectively.

      The carrying value of intangible assets is periodically reviewed and impairments will be recognized when the undiscounted expected future cash flows, computed after interest expense derived from the related operations, is less than their carrying value. Effective January 1, 1995, TCG changed its estimate of the useful life of the goodwill associated with TCB to 20 years. The effect of this change in estimate was to increase depreciation and amortization expense by approximately $650,000.

      Deferred Credits - Deferred credits principally represent advance payments received from customers for long-term fiber optic service, and are amortized into income over the life of the related contracts. The current portions, $2,365,000 and $831,000 at December 31, 1996 and 1995,
    respectively, are included in other current liabilities and the non-current portions, $9,902,000 and $5,392,000 at December 31, 1996 and 1995,
    respectively, are included in other liabilities.

      Revenue Recognition - Revenue on dedicated line, switch and data services is recognized in accordance with the terms of the underlying customer contracts or tariffs and over the period in which the services are provided.

      Depreciation and Amortization - Depreciation and amortization are computed on the straight-line basis over the estimated useful lives of the assets or the length of the lease, whichever is shorter. Estimated useful lives are five to 25 years for the communications network and three to five years for other fixed assets, except for buildings which are 40 years.

      When depreciable assets are replaced or retired, the amounts at which such assets were carried are removed from the respective accounts and charged to accumulated depreciation and any gains or losses on disposition are amortized over the remaining original asset lives in accordance with industry practice.

      During 1995, TCG completed a review of the useful lives of its fixed assets. TCG determined that the lives of certain electronics equipment were longer than industry standard, while the lives of other electronics equipment were shorter than industry standard. Therefore, TCG adjusted the estimated useful lives of certain electronics equipment to conform with industry standard, effective December 1, 1995. The effect of these changes in estimate increased depreciation expense for the year ended December 31, 1995 by approximately $700,000.

      Impairment of Long-Lived Assets - In March 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement is effective for fiscal years beginning after December 15, 1995. Management has

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 - CONTINUED

    evaluated the effect on its financial condition and results of operations from the adoption of this statement and does not believe an impairment of the long-lived assets has occurred.

      Income Taxes - TCG accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," pursuant to which deferred income tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates currently in effect. State and local taxes are based on factors other than income.

      Net Loss Per Share - Net loss per share is determined by dividing net loss by the weighted average number of common shares outstanding for the period. The computation of fully diluted net loss per share was antidilutive in each of the periods presented; therefore, the amounts reported as primary and fully diluted are the same.

      As part of the Reorganization, TCG declared a 42,000 to one stock split. All per share amounts and numbers of shares have been restated to reflect the stock split retroactive for the periods presented.

      Presentation - Certain 1995 and 1994 amounts have been reclassified to conform with the 1996 presentation.

3.  ACQUISITIONS AND INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES

    CERFnet Services Inc.

      On February 4, 1997, the Company acquired from General Atomics all the outstanding capital stock of CERFnet Services, Inc. ("CERFnet"), a leading regional provider of Internet-related services to businesses, including dial-up and dedicated Internet access, World Wide Web hosting and colocation services and Internet training. TCG issued to General Atomics, CERFnet's former controlling stockholder, 2,100,000 shares of its Class A Common Stock and granted to General Atomics certain registration rights with respect to such shares of Class A Common Stock. CERFnet operates a nationwide backbone network, maintains state-of-the-art Internet server facilities, has established and maintains direct peering relationships with other Internet service providers and serves currently over 6,000 customers located primarily in California and Arizona. TCG expects to upgrade CERFnet's backbone, to accelerate the expansion of CERFnet's services nationwide and to achieve marketing synergies by packaging CERFnet's Internet services with TCG's complementary telecommunications services.

    Eastern TeleLogic Corporation

      In connection with the issuance of capital stock to Comcast and Continental in 1993, TCG purchased from Comcast, for approximately $6.5 million, 49% of the issued and outstanding stock of Comcast CAP, which owned 51% of the outstanding capital stock of Eastern TeleLogic Corporation ("ETC"), on a fully-diluted basis. Such purchase price was evidenced by a note payable in one year from the date thereof with interest at the LIBOR rate plus .75% per annum and was secured by a pledge to Comcast of the capital stock of Comcast CAP. On June 30, 1994, this note was repaid in full.

      On August 24, 1994 and September 19, 1994, TCG increased its investment in Comcast CAP by approximately $3.2 million in the aggregate. These investments primarily represented TCG's 49% participation in Comcast CAP's purchase of various issues of ETC's convertible subordinated debt. On October 3, 1995, ETC converted principal and interest on these notes to common stock. Such investment is included in investments in and advances to unconsolidated affiliates in the accompanying balance sheets.

      In March and July 1995, TCG and Comcast CAP provided interim financing to ETC for ETC to expand its network geographically. TCG's portion of the financing was approximately $3,400,000 in the form of convertible subordinated demand promissory notes. On October 3, 1995, ETC repaid these notes plus interest.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 - CONTINUED

      Effective as of March 1, 1997, TCG completed its previously announced acquisition of ETC for 2,757,083 shares of TCG's Class A Common Stock. In the first of two steps, on October 25, 1996, employees of ETC exercised their stock options and then ETC redeemed the shares of its stock (approximately 47%) not held by Comcast CAP. Comcast CAP borrowed at a market interest rate approximately $115 million from TCG as a short-term loan and, in turn, loaned this amount to ETC to effect the redemption. In the second step, TCG acquired Comcast's 51% stock interest in Comcast CAP in exchange for 2,757,083 shares of the Company's Class A Common Stock, resulting in ETC becoming a wholly-owned subsidiary of TCG. TCG will assume approximately $60 million of ETC debt and other obligations. The acquisition of ETC provides TCG with access to the Philadelphia market, the nation's fifth largest market, and will allow TCG to establish a contiguous network between Boston and Washington, D.C.. ETC operates a Class 5 digital telephone switch on its 525-mile fiber optic network which connects to more than 360 buildings.

      The goodwill recorded with this investment, which represented the excess of the Company's investment over the underlying net assets of ETC, was approximately $115,666,000. Such amount is being amortized over 20 years beginning November 1996 and is reported in the statement of operations in equity in losses of unconsolidated affiliates. Amortization expense related to such goodwill for the year ended December 31, 1996 was $964,000.

      Unaudited pro forma financial information for the years ended December 31, 1996 and 1995 as if the Reorganization and the acquisitions of ETC and CERFnet had occurred at the beginning of each of the respective years, is as follows (in thousands, except share amounts):


                               1996           1995
                               ----           ----
    Revenue                $    316,239   $    209,904

    Net loss               $   (152,085)  $    (78,561)

    Loss per share         $      (1.01)  $      (0.57)

    Weighted average
       number of shares
       outstanding          151,280,788    137,768,315

      Pro forma adjustments include the reversal of TCG's equity in the losses of the 13 Local Market Partnerships and ETC for 1996 and 1995, as well as amortization of the goodwill to be recorded upon close of the transaction and the reduction of interest expense from the conversion of subordinated debt to parents to equity. It is TCG's intention subsequent to the acquisition, to more fully evaluate the acquired assets and, as a result, the allocation of the acquisition costs among the tangible and intangible assets acquired may change. The pro forma financial information presented above is not necessarily indicative of the operating results which would have been achieved had the transactions occurred at the beginning of the periods presented or of the results to be achieved in the future.

    BizTel Communications, Inc.

      On February 29, 1996, the Company acquired a minority investment in BizTel Communications, Inc. ("BizTel") which holds Federal Communications Commission ("FCC") licenses to provide telecommunications services utilizing 38 GHz digital milliwave transmission in 160 geographic areas, which have a population of approximately 178 million people, and include more than 80 of the 100 largest metropolitan markets and all markets where TCG operates. BizTel also has applications for 84 additional licenses pending FCC approval in geographic areas which have a population of an additional 55 million people. BizTel's 38 GHz milliwave services can be used by TCG to economically connect customers to the Company's fiber optic networks, to provide network redundancy, diverse routing or quick temporary installations and to provide stand-alone facilities where the Company does not have fiber optic networks. On February 28, 1997, TCG obtained an

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 - CONTINUED

    option, effective July 15, 1997, to acquire the remaining equity interest in BizTel in exchange for the issuance of 1,667,631 shares of the Company's Class A Common Stock, to the majority owners of BizTel, who will be granted certain registration rights with respect to such Class A Common Stock. The Company also granted a reciprocal option to such majority owners, also effective July 15, 1997, to put the remaining equity interest in BizTel to TCG in exchange for the issuance of such shares of Class A Common Stock. The closing of this purchase is subject to regulatory approvals, including approval of the FCC.

      The goodwill recorded with this investment, which represented the excess of the Company's investment over the underlying net assets of BizTel, was approximately $7,378,000. Such amount is being amortized over 20 years beginning March 1996 and is reported in the statement of operations in equity in losses of unconsolidated affiliates. Amortization expense related to such goodwill for the year ended December 31, 1996 was $307,000.

    Cox Fibernet Affiliates

      Pursuant to the terms of three Operator Managed Ventures Services Agreements between TCG and certain affiliates of Cox, TCG has options to acquire up to a 35% interest in the competitive access business conducted by such affiliates of Cox in New Orleans, Oklahoma City and the Hampton Roads, Virginia area, respectively. To the extent the Cox competitive access provider has derived revenue from any contract entered into by TCG as a result of sales efforts engaged in by TCG on behalf of such Cox operations, the purchase price shall be the ratio of the annual TCG generated revenue to total annual revenue of the Cox operation multiplied by the book value of the assets of the Cox operation. If such ratio is less than 35%, TCG may purchase the balance, up to 35%, of that Cox operation for the fair market value (as determined in accordance with the Operator Managed Ventures Services Agreements) of the operation. There is no cap or maximum purchase price under the terms of the Operator Managed Ventures Services Agreements. In November 1996 TCG notified Cox of its intention to exercise its option to purchase a 35% interest in Cox's Hampton Roads, Virginia operations (the Company's options to acquire 35% interests in Cox's New Orleans and Oklahoma City operations do not mature until 1999). Cox and TCG are currently engaged in discussions concerning the calculation of the purchase price formula for Hampton Roads, Virginia, and a possible renegotiation and restructuring of their respective rights and obligations of the parties under each of the Operator Managed Ventures Services Agreements.

    Local Area Telecommunications, Inc.

      Effective October 1, 1995, TC Systems, Inc. , a wholly-owned subsidiary of TCG New York, Inc., entered into an assumption agreement with Local Area Telecommunications, Inc. ("LOCATE") to acquire certain assets subject to associated liabilities. Aggregate assets and associated liabilities at that time were each approximately $2.7 million. TC Systems managed the assets and funded the associated operating losses until the closing of the transaction, which occurred on May 31, 1996.

    TCG Pittsburgh

      During 1995, TCG contributed cash for a 40% partnership interest in TCG Pittsburgh. TCI held the remaining 60% interest in the Pittsburgh partnership. In 1996, TCG acquired the remaining interest in TCG Pittsburgh as part of the Reorganization.

    Teleport Communications Boston

      On October 24, 1994, TCG paid $6,978,000 to FMR Corp., representing a return of Fidelity Communications Inc.'s share of TCB's capital calls received from March 1993 to February 1994, including interest in the amount of $503,000. On the same date, TCG Partners entered into a purchase agreement with FMR Corp. to purchase 100% of the capital stock of Fidelity Communications Inc. In accordance with the purchase agreement, TCG Partners gave a promissory note in the amount of $30,500,000 to Continental in consideration of Continental issuing to Fidelity Non-Profit Management Foundation 62,886 shares of Continental common stock and in exchange for Fidelity Non-Profit Management Foundation transferring all of the common stock of Fidelity to TCG Partners.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 - CONTINUED


      On November 9, 1994, TCG, on behalf of TCG Partners, paid Continental $30,605,000 in payment of TCG Partners' promissory note, including interest of $105,000. TCG Partners' promissory note was canceled on November 15, 1994, and subsequently all security interests of Continental in the stock of Fidelity Communications Inc. were released.

    Summarized Financial Information

      Summarized financial information for the Company's investments, which include BizTel and ETC and six months of the revenues and net losses of the Local Market Partnerships except for TCG St. Louis as of and for the year ended December 31, 1996, as well as ETC and the Local Market Partnerships except for TCG St. Louis as of and for the year ended December 31, 1995, is as follows (in thousands):

                             1996       1995
                             ----       ----

      Total assets         $ 68,053   $501,094

      Total liabilities     185,820    151,562

      Total revenues         63,940     68,389

      Net loss              (52,311)   (47,408)

4.  MARKETABLE SECURITIES

    The following is a summary of TCG's marketable securities and cash equivalents at December 31, 1996 (in thousands):

                                    AMORTIZED  UNREALIZED UNREALIZED    MARKET
                                      COST        GAIN      LOSS        VALUE
                                    ---------  ---------- ----------    -----

    Commercial paper                 $338,390       $   -   $    (83)  $338,307
    U.S. Treasury bills                47,894          33          -     47,927
    Federal agency notes              139,481          11        (29)   139,463
    Corporate medium term notes       118,825          60        (33)   118,852
    Floating rate notes                19,984          16          -     20,000
                                     --------       -----   --------   --------
                                      664,574         120       (145)   664,549

    Less: Cash equivalents            223,743           -          -    223,743
                                     --------       -----   --------   --------
    Marketable securities            $440,831       $ 120   $   (145)  $440,806
                                     ========       =====   ========   ========

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 - CONTINUED


    The amortized cost and estimated fair value by maturity date as of December 31, 1996 is as follows (in thousands):

                          AMORTIZED COST              MARKET VALUE
                          --------------              ------------

    Due in one year        $ 563,119                    $ 563,043

    Due after one year
     through five years      101,455                      101,506
                           ---------                    ---------

    Total                  $ 664,574                    $ 664,549
                           =========                    =========

    Proceeds from the sale of investments during 1996 were $664,814,000. Gross gains of $57,000 and gross losses of $2,000 were realized on these sales in 1996.

5.  FIXED ASSETS

    The following is a summary of the Company's fixed assets as of December 31, 1996 and 1995 (in thousands):


                              CONSOLIDATED      COMBINED
                                  1996             1995
                                  ----             ----

   Communications network     $  875,152      $  381,976
   Construction in progress      336,770         110,882
   Other                          92,307          52,795
                              ----------      ----------
                               1,304,229         545,653
     Less:  Accumulated
      depreciation and
      amortization              (236,967)       (113,202)
                              ----------      ----------

     Fixed assets - net       $1,067,262      $  432,451
                              ==========      ==========

6. LONG-TERM DEBT AND FINANCIAL INSTRUMENTS

   Long-term debt outstanding as of December 31, 1996 and 1995 consisted of the following (in thousands):

                                                                          CONSOLIDATED     COMBINED
                                                                             1996            1995
                                                                             ----            ----
        Subordinated debt to parents, weighted average interest rate of 6.16% and 6.82%, in 1996 and 1995, respectively
          converted to equity in 1996                                     $     -           $269,000

        Long-term bank debt, weighted average rate of 6.47% and
          6.80% in 1996 and 1995, respectively, repaid July 1, 1996              -            87,500

        Senior Notes, 9.875%, due 2006                                     300,000                 -

        Senior Discount Notes, net of discount of $414,039,
          11.125% due 2007                                                 659,567                 -

        TCI Note, 7.5% due 2001                                             27,007                 -
                                                                          --------          --------

        Total                                                             $986,574          $356,500
                                                                          ========          ========

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 - CONTINUED

      Aggregate maturities of long-term debt over the next five years and thereafter are as follows (in thousands):
    2001 - $27,007 and thereafter $959,567.

      On June 27, 1996, TCG issued $300 million principal amount of Senior Notes due 2006 and $1,073 million aggregate principal amount of Senior Discount Notes due 2007 (collectively the "Notes"). The Senior Notes were issued pursuant to an indenture (the "Senior Notes Indenture") between TCG and the United States Trust Company of New York, as trustee, and the Senior Discount Notes were issued pursuant to an Indenture (the "Senior Discount Notes Indenture" and, together with the Senior Notes Indenture (the "Indentures") between the Company and the United States Trust Company of New York, as trustee. The Indentures contain certain restrictive covenants which impose limitations on TCG and certain of its subsidiaries' ability to, among other things: (i) incur additional indebtedness, (ii) pay dividends or make certain other distributions and investments, (iii) create liens,
    (iv) create dividend and other payment restrictions on subsidiaries, (v) incur certain guarantees, (vi) enter into certain asset sale transactions,
    (vii) enter into certain transactions with affiliates (including the Cable Stockholders) and (viii) merge, consolidate or transfer substantially all of the Company's assets. Under the terms of the Indentures, TCG currently is not able to pay dividends.

      The Senior Discount Notes were issued at a discount to their aggregate principal amount to generate gross proceeds of approximately $625 million. The Senior Discount Notes accrete at a rate of 11.125% compounded semi-annually, to an aggregate principal amount of $1,073,606,000 by July 1, 2001. Thereafter, interest on the Senior Discount Notes will accrue at the rate of 11.125% per annum and will be payable semi-annually on January 1 and July 1, commencing on January 1, 2002; provided that at any time prior to July 1, 2001, TCG may elect to commence the accrual of cash interest on the Senior Discount Notes, in which case the outstanding principal amount on such Notes will be reduced to their accreted value as of the date of such election and cash interest shall become payable thereafter. The total interest expense for the Notes was $49,297,000 for the year ended December 31, 1996.

      The Notes will be subject to redemption at the option of TCG, in whole or in part, at any time on or after July 1, 2001, initially at 104.938% of their principal amount in the case of the Senior Notes, and 105.563% in the case of the Senior Discount Notes and declining to 100% of their principal amount on or after July 1, 2004 in the case of the Senior Notes, and July 1, 2004 in the case of the Senior Discount Notes, in all cases plus accrued and unpaid interest thereon to the applicable redemption date. The incurrence of long-term indebtedness by TCG is subject to approval by the New York Public Service Commission (the "NYPSC") and the New Jersey Board of Public Utilities (the "NJPBU"). In orders issued in 1993, both the NYPSC and NJBPU authorized TCG to issue long-term debt in amounts not to exceed $1 billion. Additionally, in 1995, both the NYPSC and NJBPU authorized the Company's subsidiary, TCG New York, Inc., to incur long-term debt in an amount not to exceed an additional $1 billion; provided, however, that the NYPSC has interpreted its authorization as permitting TCG and TCNY, a wholly-owned subsidiary of TCG, to incur long-term debt not to exceed $1.75 billion in the aggregate. The Company filed petitions for orders from such state regulatory authorities to permit TCG to expand TCG's borrowing authority to $2 billion. Both the New York and New Jersey state regulatory authorities approved these petitions in the third quarter of 1996.

      TCG had a loan agreement with the Cable Stockholders aggregating $349.6 million ($269.0 million outstanding at December 31, 1995. Borrowings bore interest at 75 basis points above the one- month London Interbank Offered Rate ("LIBOR"). Total interest expense for this loan was $8,423,000, $17,643,000 and $5,477,000 for the years ended December 31, 1996, 1995 and
    1994, respectively.

      In connection with the Offerings, the Cable Stockholders contributed to TCG $269.0 million aggregate principal amount of indebtedness, plus accrued interest from May 1995, except that TCI retained a $26 million subordinated note of TCG, in exchange for Class B Common Stock issued to the Cable
    Stockholders.   The loan agreement was terminated in connection with the
    Reorganization.  Interest and principal on the TCI Note are payable in 2001.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 - CONTINUED


       On May 22, 1995, TCG entered into a Loan Agreement (the "Revolving Credit Agreement") with Toronto Dominion (Texas), Inc., as administrative agent, Chemical Bank, as documentation agent, and the Banks (as defined in the Revolving Credit Agreement) to finance capital expenditures and working capital needs of TCG's subsidiaries and of the Local Market Partnerships and to repay debt of TCG and its subsidiaries to the Cable Stockholders. Borrowings of $250 million were utilized for the growth of TCG. The $250 million of indebtedness under the Revolving Credit Agreement was repaid in
    July 1996 from the proceeds of the Offerings.   The total interest expense
    for the amounts borrowed under the Revolving Credit Agreement were $6,264,000, $2,950,000 and $0 for the years ended December 31, 1996, 1995 and 1994, respectively. At December 31, 1996, the amount available under the Revolving Credit Agreement was $250 million.

      The shares of capital stock owned by TCG in certain of the wholly-owned subsidiaries of TCG (TC New York Holdings I, Inc., TC New York Holdings II, Inc., TCG Payphones, Inc., and TC Systems, Inc., collectively the "Restricted Subsidiaries") were and remain pledged as collateral to secure loans pursuant to, and may not be pledged to any other party under the terms of, the Revolving Credit Agreement.

      In December 1995, the capital stock of the wholly-owned Restricted Subsidiaries of TCG was transferred, subject to the pledge, to TCG New York, Inc., a wholly-owned subsidiary of TCG, the stock of which was also pledged as collateral. TCG New York, Inc. assumed all obligations under the Revolving Credit Agreement as of the date of transfer. TCG New York, Inc. is permitted under the terms of the Revolving Credit Agreement to advance funds to TCG. When made, such advances are to be evidenced by notes from TCG to TCG New York, Inc. which will be pledged as collateral under the Revolving Credit Agreement.

      The Revolving Credit Agreement contains various covenants and conditions, including restrictions on additional indebtedness, maintenance of certain financial ratios and limitations on capital expenditures. None of these covenants negatively impact TCG's liquidity or capital resources at this time.

      In 1995, TCG entered into interest rate swap agreements to mitigate the
    impact of changes in interest rates on its long-term bank debt.   At
    December 31, 1996 and 1995, TCG had interest rate swaps with commercial banks with a notional value of $0 and $55,000,000, respectively. The average fixed interest rate was 5.93 percent in 1995. These agreements effectively fixed TCG's interest rate exposure on various LIBOR based floating rate notes (which ranged from 5.87 percent to 5.94 percent). During July 1996, TCG repaid $250 million of bank indebtedness with the proceeds of the Offerings. Due to this repayment, TCG is not currently required under its Revolving Credit Agreement to enter into interest rate swap arrangements. Accordingly, TCG terminated four interest rate swap arrangements which were due to mature in 1997, for a gain of approximately $1.5 million.

      The fair value of TCG's long-term debt is estimated based on the quoted market price for the same or similar issues or on borrowing rates currently available to TCG for debt with similar terms and maturities. The fair value of the TCG's long-term debt was $1,082,000,000 and $356,500,000 at December 31, 1996 and 1995, respectively.

7.  EMPLOYEE BENEFIT PLANS

      Teleport Communications Group Retirement Savings Plan - TCG has a Retirement Savings Plan (the "Plan") with a 401(k) savings component and a retirement component covering substantially all eligible employees of TCG with one or more years of service. Under the 401(k) component of the plan, participants may make pre-tax contributions and TCG matches 50 percent of the first 6 percent of annual eligible compensation to a maximum company contribution of $1,500 per employee. Under the retirement component of the plan, TCG contributes an amount based on years of service and annual eligible compensation.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 - CONTINUED


      Effective November 1, 1996, the Plan offers TCG's Class A Common Stock as an investment option. The Plan purchases shares on the open market. As of December 31, 1996, 36,186 shares, with a total market value of $1,104,000, had been purchased under the Plan.

      In 1996, 1995 and 1994, TCG made matching contributions of $1,092,000, $736,000 and $456,000, respectively, as required by the 401(k) component and $1,413,000, $978,000, and $606,000, respectively, under the retirement component of the plan.



      TCG has established a non-qualified, unfunded, deferred compensation Make-Up Plan of Teleport Communications Group Inc. (the "Make-Up Plan") for the Teleport Communications Group Inc. Retirement Savings Plan. The purpose of the Make-Up Plan is to provide certain eligible participants benefits which would have been payable under the Retirement Savings Plan, but were limited by the maximum company match of $1,500, as well as compensation limits set forth by the IRS. Expenses incurred in connection with the Make-Up Plan were insignificant.

      Teleport Communications Group Unit Appreciation Plan - TCG has established Teleport Communications Group Unit Appreciation Plans (the "UAP") for 1992 and 1993. During the years ended December 31, 1993 and 1992, TCG made awards of deferred compensation in the form of units (the "Units"), pursuant to the UAP, to certain eligible employees of TCG. Benefits under the UAP are equal to the value of the Units on the date the employee terminates employment or is fully vested in the Units, less the initial base price of the Units. The initial base price of each Unit as of January 1, 1993 and 1992 was $34.85 and $30.00, respectively. Each Unit is equal to 8.4 shares of Class A Common Stock. Except for awards to a certain employee, the appreciation of any Unit is limited to 200% of the initial base price. Pursuant to an employee's employment agreement, there is no limit on the appreciation he may receive under the 1992 UAPs. Awards under the UAP are subject to a five-year vesting schedule, pursuant to which the Units granted will be 60% vested as of December 31, 1995 and December 31, 1994, respectively, and fully vested no later than December 31, 1997 and December 31, 1996, respectively, subject to certain exceptions provided therein. 1992 UAPs were fully vested December 31, 1996 and were paid early in 1997. In connection with the UAP, TCG recognized compensation expense of $1,445,748, $2,474,845, and $6,070,955 for the years ended December 31,
    1996, 1995 and 1994, respectively. In January 1996, TCG adopted a plan which permits the awards under the UAP to be deferred in whole or in part at the election of the participants for periods of up to five years or, with an Administrative Committee's consent, until termination of employment.

      The following table provides additional information concerning the Unit Appreciation Plan awards:


                             Number         Number                                            Number                   Number  of
                            of Units       of Units        Value of        Number of         of Units       Value         Units
                Initial   Outstanding       Vested           Units           Units            Vested       of Units    Outstanding
  Year           Number       at              at           Vested at       Outstanding          at        Vested at        at
   of              of      December 31,   December 31,   December 31,    at December 31,    December 31, December 31,  December 31,
 Award           Units        1996           1996            1996             1995              1995         1995          1994
 -----           -----        ----           ----            ----            --------         --------       ----          ----

1993              36,000         5,300         4,240       $  295,528          23,700          14,220      $  991,134        25,100

1992             170,850        63,250        63,250        7,695,373         139,200         111,360       7,486,200       156,850
                 -------        ------        ------       ----------         -------         -------      ----------       -------

Total            206,850        68,550        67,470       $7,990,901         162,900         125,580      $8,477,334       181,950
                 =======        ======        ======       ==========         =======         =======      ==========       =======


              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 - CONTINUED


      Teleport Communications Group Inc. 1996 Equity Incentive Plan -TCG established the Teleport Communications Group Inc. 1996 Equity Incentive Plan (the "Equity Incentive Plan") effective June 27, 1996, to provide opportunities for certain employees of TCG to participate in the appreciation in the value of TCG after the initial public offering. The Board of Directors authorized the issuance of up to 637,792 shares of Class A Common Stock under the Equity Incentive Plan. The Equity Incentive Plan is administered by the Compensation Committee which has full and discretionary power to award shares under the Equity Incentive Plan.

      Under the Equity Incentive Plan, each employee who had an award under the 1992 UAP or the 1993 UAP, whether or not the employee had elected to defer receipt of the payment of benefits thereunder and who is employed by TCG as of June 27, 1996, had the right to waive his interest in all or any portion of the employee's benefit in the 1992 UAP or 1993 UAP. In exchange therefore, the employee was granted a number of shares under the Equity Incentive Plan equal to the value of the portion of the employee's benefit waived (determined as of June 27, 1996) multiplied by 120% and divided by the initial public offering price per share of Class A Common Stock. No employee could receive more than 54,000 shares under the Equity Incentive Plan, and a certain employee was not eligible to participate. A share under the Equity Incentive Plan is equivalent in value to one share of Class A Common Stock. Thus, the value of the benefit payable under the Equity Incentive Plan will fluctuate in accordance with the fair market value of the Class A Common Stock.

      Shares under the Equity Incentive Plan granted in exchange for 1992 UAP benefits are subject to a two-year vesting schedule, with 70% of the shares becoming vested as of June 27, 1997 and the remaining 30% becoming vested as of the June 28, 1998. Shares granted in exchange for the 1993 UAP benefits are subject to a three-year vesting schedule, with 70% of the shares becoming vested as of June 27, 1998 and the remaining 30% becoming vested as of June 27, 1999. A participant shall become 100% vested in his shares in the event of death, total disability or a change in control. In the event a participant's employment is terminated for cause, his interest in each and every share awarded under the Equity Incentive Plan shall be forfeited.

      Shares under the Equity Incentive Plan will be paid to a participant either in one lump sum cash payment or in shares of Class A Common Stock, as determined at the discretion of the Compensation Committee, on the payment date elected by the participant at the time he elects to participate in the Equity Incentive Plan. In general, the payment date elected may be the last business day of any calendar quarter during the period commencing June 30, 1998 and ending June 30, 2001.

      At December 31, 1996, 421,233 shares were outstanding under the Equity Incentive Plan.

      Teleport Communications Group Inc. Stock Option Plan - TCG established the Teleport Communications Group Stock Option Plan (the "SOP") effective September 26, 1993. The SOP is administered at the discretion of the Compensation Committee, which has made long-term incentive compensation awards in the form of non-qualified and incentive stock options to eligible employees. Stock options were granted with exercise prices at or above the fair market value of the shares on the date of grant, and no compensation expense has been recognized in connection with the options. The Compensation Committee may permit the exercise price to be paid in cash, through delivery of other shares of Class A Common Stock, by delivering irrevocable instructions to a financial institution to deliver promptly to TCG the portion of sale or loan proceeds sufficient to pay the exercise price, or through an election to have shares withheld from the shares otherwise to be received by the option holder.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 - CONTINUED

                                       Shares of Common Stock
                                       ----------------------
                                     Available for                 Weighted Avg.
                                         Grant      Outstanding   Exercise Price
                                         -----      -----------   --------------
Balance, January 1, 1994                2,990,757     2,392,593   $  6.90 - 7.84
     Authorized                                 -             -                -
     Granted                             (324,026)      324,026            10.39
     Exercised                                  -             -                -
     Forfeited                            221,315      (221,315)    6.90 - 10.39
                                        ---------     ---------
Balance, December 31, 1994              2,888,046     2,495,304   $ 6.90 - 10.39
     Authorized                                 -             -                -
     Granted                             (285,096)      285,096            14.22
     Exercised                                  -       (27,115)            6.90
     Forfeited                            215,225      (215,225)    6.90 - 14.22
                                        ---------     ---------
Balance, December 31, 1995              2,818,175     2,538,060   $ 6.90 - 14.22
     Authorized                         5,547,683             -                -
     Granted                           (2,003,462)    2,003,462    17.46 - 21.60
     Exercised                                  -       (55,355)            6.90
     Forfeited                            173,443      (173,443)    6.90 - 21.60
                                        ---------     ---------
Balance, December 31, 1996              6,535,839     4,312,724   $ 6.90 - 21.60
                                        =========     =========

      Teleport Communications Group Inc. Employee Stock Purchase Plan - TCG adopted the Teleport Communications Group Inc. Employee Stock Purchase Plan ("the Stock Purchase Plan"), effective June 27, 1996. The Stock Purchase Plan is administered by the Compensation Committee. Each eligible employee was given an option to purchase a number of shares of Class A Common Stock up to 10% of such employee's compensation plus bonus paid for the calendar year preceding the year the option is awarded, divided by the purchase price per share under the option. No employee can receive options for more than $25,000 worth of shares in any calendar year. The purchase price for one share of Class A Common Stock is 15% below the initial offering price of $16, or $13.60. The Board of Directors has authorized the issuance of 745,000 shares under the Stock Purchase Plan. The options expire on June 27, 1997. Options related to 623,894 shares of Class A Common Stock were
    issued.   The expense recorded for the six months ended December 31, 1996 related to the options issued was approximately $699,000.

                                       Shares of Common Stock
                                       ----------------------
                                     Available for                 Weighted Avg.
                                         Grant      Outstanding   Exercise Price
                                         -----      -----------   --------------
Balance, January 1, 1996                        -             -   $            -
     Authorized                           745,000             -            13.60
     Granted                             (623,894)      623,894            13.60
     Exercised                                  -             -                -
     Forfeited                             41,001       (41,001)           13.60
                                         --------       -------
Balance, December 31, 1996                162,107       582,893   $        13.60
                                         ========       =======

      Stock Based Compensation - In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" which encourages but does not require companies to record compensation cost for stock based compensation plans at fair value.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 - CONTINUED


      TCG has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, no compensation expense has been recorded for its stock awards and employee stock purchase plan, but rather, the Company has determined the pro forma net loss and net loss per share amounts for 1996 and 1995, as if compensation expense had been recorded for options granted during those years under the fair value method described in the statement. Compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Compensation cost for stock appreciation rights and performance equity units is recorded quarterly based on the quoted market price of TCG's stock at the end of the period.

      The Company utilized the Black-Scholes option pricing model to estimate the fair value at the date of grant of options granted during 1996 and 1995. Under the Black-Scholes model, a volatility factor of approximately 0.25 was used for options granted on or after the date of the Offerings and the minimum value method was used for options granted prior to the date of the Offerings, as if there was no market for the Company's common stock in which to monitor stock price volatility. Had TCG adopted SFAS No. 123, net loss and loss per share would have increased the reported results as indicated below (in thousands, except share amounts):


                                         1996          1995
                                         ----          ----

     Net loss - as reported          $    114,850  $    53,804
                                     ============  ===========
     Net loss - pro forma            $    116,398  $    53,929
                                     ============  ===========
     Loss per share - as reported    $     (1.00)  $      (.77)
                                     ============  ===========
     Loss per share - pro forma      $     (1.02)  $      (.77)
                                     ============  ===========
     Weighted average number of
       shares outstanding             114,443,695   70,000,140
                                     ============  ===========



      Valuation Assumptions -   The fair value of options at the date of grant
   was established using the Black-Scholes model with the following weighted average input assumptions:

                                                                                         RISK FREE               ANNUAL
                                   EXPECTED   EXERCISE   STOCK PRICE AT                     INT.        DIV.   FORFEITURE
                                     LIFE       PRICE       GRANT        VOLATILITY         RATE       YIELD      RATE
                                     ----       -----       -----        ----------         ----       -----      ----
1996 Employee Stock
  Purchase Plan Grants               1.00       $13.60      $16.00           25.0%         5.81%        0%        4.89%

1995 and 1996 Stock               5.04 to    $14.22 to   $14.22 to          .1 to          6.66% to               3.53% to
  Option Grants                      5.59       $33.63      $33.63           25.0%         6.73%        0%        4.90%

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 - CONTINUED


The following table summarizes information concerning the remaining options outstanding as of 1996 for the 1995 and 1996 option grants:


                                                                                                         OPTIONS
                                         OPTIONS OUTSTANDING                                           EXERCISABLE
                                 -----------------------------------                 -----------------------------------------------

                                                                 WEIGHTED AVG.       WEIGHTED                           WEIGHTED
                                RANGE OF                           REMAINING         AVERAGE         NUMBER OF          AVERAGE
                                EXERCISE     NUMBER OF SHARES     CONTRACTUAL        EXERCISE          SHARES           EXERCISE
                                 PRICES        OUTSTANDING           LIFE             PRICES        EXERCISABLE          PRICES

                                 ------        -----------           ----             ------        -----------          -----

1996 Employee
  Stock Purchase
  Plan Grants                     $13.60           582,893          1                  $13.60                 -                 -



1995 and 1996
  Stock Option                 $14.22 to                         5.04 to               $14.22 to
  Grants                         $ 33.63       2,204,874          5.59                 $21.60           1,156            $14.22

      Employment Agreements - TCG has employment agreements with certain of its executive officers and senior management personnel. These agreements are effective through dates ending from June 30, 1998 to December 31, 1999, unless terminated earlier by the executive or TCG, and provide for annual salaries, cost-of-living adjustments, additional compensation in the form of bonuses based on the performance of TCG and the executive, and participation in the various benefit plans of TCG. The agreements contain certain benefits to the executive if TCG terminates the executive's employment without cause or if the executive terminated his employment as a result of change in ownership of TCG. The salary and bonus expense related to these executives for the years ended December 31, 1996 and 1995 approximated $2,873,000, and $2,133,000, respectively. TCG's remaining aggregate commitments for salaries under such agreements is approximately $4,903,000. The commitments for bonuses under these agreements is approximately $1,793,048.

      In the event TCG terminates the executive without cause or the executive terminates his/her employment as a result of a change in control, the agreements provide for continued vesting in deferred compensation and long term incentive awards as well as the payment of a base salary for each executive plus an annual bonus for the duration of the agreement. The annual bonus is an amount not less than 30% of such base salary, except for a certain employee whose minimum annual bonus is 50% of base salary. Each executive is entitled to these severance benefits for at least six months following such termination, except for a certain employee whose minimum entitlement period is 30 months.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 - CONTINUED


8.  INCOME TAXES

      There are no current income taxes payable based on TCG's operating loss. The current state and local tax expense are based on factors other than income. The following temporary differences compose the net deferred income tax payable (in thousands):

                                        1996          1995
    Deferred income tax
     liabilities -
     depreciation,
     amortization and
      excess credits                  $ 43,072      $ 23,294
                                      --------      --------

    Deferred income tax assets:
     Deferred revenue                  (2,361)       (2,089)
     Assets recorded for tax purposes  (3,368)       (1,301)
     Incentive compensation            (4,579)       (3,303)
     Operating loss                   (81,578)      (35,233)
     Equity on investments               (138)         (710)
                                     --------      --------
                                      (92,024)      (42,636)

    Less valuation allowance           49,874        20,264
                                     --------      --------
        Total deferred tax assets     (42,150)      (22,372)
                                     --------      --------
    Deferred income taxes
      payable - net                  $    922      $    922
                                     ========      ========


       In 1996, 1995 and 1994, the net income tax benefits of approximately $29,610,000, $10,909,000 and $7,782,000, respectively, have been offset by increases in the valuation allowance of $29,610,000, $10,909,000 and $7,782,000 respectively, due to the uncertainty of realizing the benefit of the loss carry- forwards.

       At December 31, 1996, TCG had operating loss carry-forwards for tax purposes of approximately $170,500,000, expiring principally in 2009 through 2012.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 - CONTINUED


      A reconciliation of the statutory federal income tax rate and TCG's effective income tax rate is as follows:

                                          1996     1995     1994


    Statutory federal income tax rate     35.00%   35.00%   35.00%

    State and local taxes,
    less federal benefit                   2.36     1.30     2.00

    Unutilized tax benefit due
    to net operating loss                (31.80)  (33.30)  (35.50)

    Permanent differences and other       (3.20)   (1.70)    0.50
                                         ------   ------   ------

    Effective rate                         2.36%    1.30%    2.00%
                                         ======   ======   ======


9.  RELATED PARTY TRANSACTIONS

      In connection with the management of its previously unconsolidated partnerships, TCG entered into management services agreements. Under the terms of such agreements, TCG provided certain operating and administrative services to such entities, for which it earned management fees. Management fees earned were approximately $21,828,000, $29,638,000, and $19,403,000 in
    1996, 1995 and 1994, respectively. After June 27, 1996, such management fee revenue is no longer recorded because the previously unconsolidated partnerships are now consolidated.

      In 1996 TCG entered into a preliminary, short-term agreement with TCI which provides for the provision of certain services by TCG to TCI in connection with the development by TCI of residential telephony service offerings in Hartford, Connecticut, San Francisco, California and Arlington Heights, Illinois and possibly other locations. TCI has agreed to reimburse TCG for certain costs and cost of capital in connection with these services. TCI and TCG are in the process of negotiating a definitive agreement regarding the provision of these services. TCG has also entered into or is negotiating agreements with each of the other three Cable Stockholders regarding the provision of services with respect to the offering of residential telephony services by such Cable Stockholders to individual multiple dwelling units. At December 31, 1996 and 1995, the amounts due to TCG for this reimbursement were $1,057,000 and $461,000, respectively, and is included in accounts receivable - related parties.

      TCG also provides management services to certain affiliates of Cox under three Operator Managed Ventures Services Agreements, including billing services, network monitoring and accounts receivable functions. Under the terms of the agreements, TCG retains eight percent of the collected revenues from Cox customers as a royalty fee. Royalty fees recorded from Cox were approximately $318,000, $98,000, and $27,000 for the years ended December 31, 1996, 1995 and 1994, respectively and are included in management and royalty fees from affiliates in the statements of operations. Included in accounts receivable - trade are approximately $436,000 and $262,000 at December 31, 1996 and 1995, respectively, for amounts owed by Cox customers. At December 31, 1996 and 1995, the amounts due to Cox affiliates under the agreements were $1,079,000 and $295,000, respectively.

      In 1996 and 1995, TCG purchased cable on behalf of certain of its owners, which it then sold to them at cost. The amount receivable from the owners was $1,496,000 and $3,683,000 as of December 31, 1996 and 1995,
    respectively.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 - CONTINUED


      Sprint Spectrum, a partnership owned 60% by TCI, Comcast and Cox, has entered into preliminary agreements or letters of intent with a number of wholly-owned subsidiaries of TCG providing for the construction of special facilities and the provision of services to Sprint Spectrum by TCG. TCG and Sprint Spectrum are in the process of negotiating a national master service agreement. The amount receivable from Sprint Spectrum at December 31, 1996 was $345,000.

      Revenues earned from all services to the other partner of TCB and its affiliates were approximately $3,709,000 for the year ended December 31, 1994.

10. COMMITMENTS AND CONTINGENCIES

      Under the terms of contracts with various parties, TCG is obligated to pay franchise fees, office rents, node rents and rights-of-way fees in connection with its fiber optic network through 2022. These contracts provide for certain scheduled increases and for possible escalation of basic rentals based on a change in the cost of living or on other factors. TCG expects to enter into other contracts for additional franchise fees, office rents, node rents, rights-of-way, facilities, equipment, and maintenance services in the future.

      A summary of such fixed commitments at December 31, 1996 is as follows (in thousands):

                    YEARS               AMOUNT

                     1997            $  25,331
                     1998               23,564
                     1999               22,892
                     2000               21,914
                     2001               20,252
                   Thereafter           63,638
                                     ---------

                   Total             $ 177,591
                                     =========

      Rent expense under operating leases was approximately $18,044,000, $11,770,000 and $11,185,000 for the years ended December 31, 1996, 1995 and
    1994, respectively.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 - CONTINUED


      Communications network includes assets acquired under capital leases of approximately $114,126,000 and $22,430,000 (including approximately $95,980,000, and $16,615,000 with related parties) at December 31, 1996, and 1995, respectively. The related accumulated depreciation and amortization was approximately $12,080,000 and $1,085,000, respectively.

      The following is a schedule, by year, of future minimum payments under the leases, together with the present value of the net minimum payments as of December 31, 1996 (in thousands):

                       YEARS                                     AMOUNT

                        1997                                    $29,508
                        1998                                     19,683
                        1999                                     12,270
                        2000                                      4,719
                        2001                                        548
                    Thereafter                                    3,834
                                                                -------

               Total minimum lease payments                      70,562

               Less amount representing interest                 12,010
                                                                -------

               Total obligations under capital leases           $58,552
                                                                =======


      Teleport Communications is subject to a revenue sharing agreement with The Port Authority of New York and New Jersey (the "Port Authority"). Based on the agreement, Teleport Communications is obligated to pay to the Port Authority five percent of its gross revenues, and may be required to pay a "net return rental fee," as defined, to the extent its cumulative net return exceeds the entitlement amount. Teleport Communications is also required to remit to the Port Authority a minimum payment currently equal to $300,000 annually.

      Teleport Communications entered into a 15-year franchise agreement with the City of New York during 1994, which among other things, requires a payment based on certain gross revenues, as defined in the agreement. The franchise provides for the payment of 10% of certain gross revenues in 1995 and 1996, 6% in 1997 and 5% thereafter, all subject to certain setoffs, reductions and adjustments. The franchise also provides that commencing with calendar year 1995, payment to the City will be no less than $200,000 per year.

      In the ordinary course of business, TCG is involved in various litigation and regulatory matters, proceedings and claims. In the opinion of TCG's management, after consultation with counsel, the outcome of such proceedings will not have a materially adverse effect on TCG's financial position, results of operations or cash flows.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 - CONTINUED


11. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

      Cash paid for interest and non-cash investing and financing activities for the years ended December 31, 1996, 1995 and 1994 were as follows (in thousands):

                                                                  1996     1995     1994

    Cash paid during the year for interest                      $  7,818  $ 8,675  $ 5,693
                                                                ========  =======  =======

    Fixed assets acquired under capital leases                  $ 14,034  $15,151  $ 4,384
                                                                ========  =======  =======

    Right of way obtained in exchange for cable installation    $      -  $ 1,330  $     -
                                                                ========  =======  =======

    Conversion of subordinated debt to parents plus accrued
     interest                                                   $263,602  $     -  $     -
                                                                ========  =======  =======
    Conversion and stock split of $1 par value common
     stock to 139,250,370 shares of Class B Common Stock
     as part of the Reorganization                              $213,099  $     -  $     -
                                                                ========  =======  =======

12. SELECTED QUARTERLY INFORMATION (UNAUDITED)

      Summarized below is quarterly financial information for the years ended December 31, 1996 and 1995 (in thousands, except per share amounts):

                         1ST QUARTER   2ND QUARTER    3RD QUARTER    4TH QUARTER     TOTAL
1996                       COMBINED      COMBINED    CONSOLIDATED   CONSOLIDATED
Revenues                    $ 50,435      $ 57,087       $ 72,749       $ 87,398   $ 267,669
Net loss                     (18,693)      (19,743)       (33,705)       (42,709)   (114,850)
Loss per common share       $  (0.25)     $  (0.27)      $  (0.21)      $  (0.27)  $   (1.00)


1995                        COMBINED      COMBINED       COMBINED       COMBINED     TOTAL
Revenues                    $ 36,792      $ 38,847       $ 42,349       $ 48,181   $ 166,169
Net loss                     (11,540)      (11,705)       (12,672)       (17,887)    (53,804)
Loss per common share       $  (0.16)     $  (0.17)      $  (0.18)      $  (0.26)  $   (0.77)

                                  * * * * * *